June 23, 2004

Clair Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund
	File Nos. 333-115651 and 811-21519

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund ("Fund"), registering its auction preferred shares, filed with the Commission on May 20, 2004. Your cover letter dated May 20, 2004 requested, and we conducted, a selective review of the registration statement. We have the following comments.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Cover

		The registration fee table indicates the securities being registered are common shares, yet the rest of the disclosure references preferred shares. Please correct this inconsistency.

Prospectus Summary

	Please advise us supplementally whether the Fund is currently fully invested. Also advise whether the underwriters of the Fund`s common offering exercised their options to purchase additional shares to cover over-allotments and, if so, whether the underwriters still hold the shares so purchased.

Financial Highlights

	Please advise supplementally why the Fund will use leverage when it invests substantially in short-term debt.

Investment Objectives, Policies and Risks

	Please clarify that the Fund will not invest 25% or more of its assets in the securities of issuers in any single industry or group of industries.

	The disclosure indicates the Fund may enter into reverse repurchase agreements in addition to issuing preferred stock.
Accordingly, please disclose the maximum amount of leverage the Fund may employ.

Shareholder Servicing Agent, Custodian and Transfer Agent

	Why is the Shareholder Servicing Agreement linked to the Advisory Agreement?

	Please compare and contrast the services provided by the adviser from those provided by the Shareholder Servicing Agent. Please disclose whether the Shareholder Servicing Agent is an affiliate of the Adviser or Underwriter.

	Please explain why the Shareholder Servicing Agreement is in the best interests of the shareholders. Did the Fund`s Board take the Shareholder Servicing Agreement into consideration when it approved the Advisory Agreement?

Statement of Additional Information

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please revise the disclosure accordingly. See Instruction to Item
18.13 of Form N-2.
Financial Statements
	Please include a current, accurate Statement of Assets and Liabilities in the disclosure.


*    *    *    *    *    *



	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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